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PART III

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8-53699

SEC FILE NUMBER
8-[redacted]

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonehaven, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue Suite 2002
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Frank 1(212) 218 - 7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/4/15

PUBLIC

OATH OR AFFIRMATION

I, David Thomas Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehaven, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONIQUE ROMERO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6308967
My Commission Expires August 04, 2018

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

PUBLIC

STONEHAVEN, LLC

CONTENTS

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stonehaven, LLC

We have audited the accompanying statement of financial condition of Stonehaven, LLC as of December 31, 2014. This financial statement is the responsibility of the management of Stonehaven, LLC. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stonehaven, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 27, 2015

PUBLIC

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2014
ASSETS		
Cash	$	558,669
Fee receivable		2,133,971
Prepaid expenses and other assets		70,496
Property and equipment (net of accumulated depreciation of $104,007)		38,475
Security deposit		35,779
Total assets	$	2,837,390
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Commission payable	$	1,231,740
Accounts payable and accrued expenses		76,045
Deferred rent payable		37,150
Total liabilities		1,344,935
Member's equity		1,492,455
Total liabilities and member's equity	$	2,837,390

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001, and converted its state of formation to Delaware on January 6, 2009. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides referral business, sales of private placement interests to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of customer funds or securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. As of December 31, 2014, significant estimates included fee receivable and commission payable. Accordingly, actual results could differ from those estimates.

Fee Receivable

The Company carries its receivable at cost net of allowance for doubtful accounts. As of December 31, 2014, receivables were considered fully collectible and accordingly no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Revenue Recognition

Fee income from private placements is recognized when earned and the amount can be reasonably determined.

Income Taxes

The Company files its tax return with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income. The Company is subject to New York City unincorporated business tax.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2014. The company is no longer subject to federal, state or local tax examinations by authorities for the years before 2011.

2. Property and Equipment

Property and equipment consist of the following:

Office equipment and furniture and fixtures	$ 132,237
Leasehold improvements	10,245
	142,482
Less: Accumulated depreciation and amortization	104,007
	$ 38,475

3. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company does not match employee contributions to the Plan.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company had net capital of $443,974 which was $354,312 in excess of its required net capital of $89,662. The Company's ratio of aggregate indebtedness to net capital was 3.03 to 1.

5. Risk Concentrations

Cash

At times during the year, cash balances in banks may have exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Revenues and Receivables

At December 31, 2014 fee receivable from four clients represents approximately 85% of total fee receivable of $2,139,424. Subsequent to December 31, 2014, the Company received approximately $2,100,000 towards the total fee receivable.

6. Commitments

The Company leases office facilities under an agreement that expires on May 31, 2017. The lease includes monthly electricity and maintenance charges and contains provisions for escalations based on increases in certain costs incurred by the landlord. The Company recognizes rent on a straight-line basis. The cumulative difference between the rent payments and the rent expense since the inception of the lease was $37,150 as of December 31, 2014. Future minimum lease payments under the lease are as follows:

Year Ending December 31,	Amount
2015	$135,850
2016	135,850
Thereafter	56,604
	$ 328,304

7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued.